

August 27, 2015

Mail Stop 4631

<u>Via E-mail</u>
Mr. David C. Sylvester
Chief Financial Officer
Steelcase Inc.
901 44th Street SE
Grand Rapids, MI 49508

>   **Re: Steelcase Inc.**
>   **Form 10-K for Fiscal Year Ended February 27, 2015**
>   **Filed April 16, 2015**
>   **File No. 1-13873**

Dear Mr. Sylvester:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended February 27, 2015</u>

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>2015 compared to 2014, page 18</u>

1.   We note that you include quantified disclosures of your results of operations on a GAAP basis for net income, operating income and revenue; however, your discussion and analysis for these items does not provide insight into the drivers that impacted your GAAP results. We also note that your disclosures discuss year-to-year performance on a non-GAAP basis for metrics including "adjusted operating income", "adjusted operating income", and "organic revenue growth." Please revise future annual and quarterly filings

to include a discussion and analysis of your GAAP results in addition to your non-GAAP results. Please also revise future annual and quarterly filings to quantify the impact of changes in price and volume on revenue and to quantify the factors you identified that impacted cost of sales.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kevin Stertzel at (202) 551-3723, or Anne McConnell at (202) 551-3709, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3768 with any other questions.

Sincerely,

/s/ W. John Cash

W. John Cash
Branch Chief
Office of Manufacturing and Construction